Exhibit 3.15.1

STATEMENT OF CONVERSION

Pursuant to the provisions of Section 29-2405 of the Arizona Revised Statutes (“A.R.S.”), the undersigned Converting Entity submits this Statement of Conversion for the purpose of effecting a conversion of DT REAL ESTATE, INC., an Arizona corporation (the “Converting Entity”) into DT REAL ESTATE, LLC, an Arizona limited liability company.

1. Converting Entity. The converting entity is DT Real Estate, Inc., an Arizona corporation that was incorporated on June 29, 1987.

2. Converted Entity. The converted entity will be DT Real Estate, LLC, an Arizona limited liability company.

3. Approval of Conversion. By the signatures appearing on this Statement of Conversion, the converting entity declares under the penalty of perjury that the plan of conversion was approved by the Arizona converting entity in accordance with A.R.S. Section 29-2403.

DATED: August    , 2016

DT Real Estate, Inc.

/s/ Sean Dell’Orto
Name:	Sean Dell’Orto
Title:	Senior Vice President and Treasurer